Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Second Quarter of 2012

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the six-month period ended on June 30, 2012, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		2Q 2012	1Q 2012	(Decrease)	2Q 2011	(Decrease)
Revenue*	Specified Quarter	6,650,550	7,802,445	(14.76)	8,494,389	(21.71)
	Cumulative Basis	14,452,995	7,802,445	-	16,711,387	(13.51)

Operating Income	Specified Quarter	407,031	922,141	(55.86)	1,213,058	(66.45)
	Cumulative Basis	1,329,172	922,141	-	2,015,734	(34.06)

Income before	Specified Quarter	429,090	940,825	(54.39)	1,193,117	(64.04)
Income Tax Expense	Cumulative Basis	1,369,915	940,825	-	2,041,639	(32.90)

Net Income**	Specified Quarter	292,610	645,024	(54.64)	792,297	(63.07)
	Cumulative Basis	937,634	645,024	-	1,294,912	(27.59)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”).

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Second Quarter of 2012

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the six-month period ended on June 30, 2012, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		2Q 2012	1Q 2012	(Decrease)	2Q 2012	(Decrease)
Revenue*	Specified Quarter	4,648,653	6,361,255	(26.92)	6,525,102	(28.76)
	Cumulative Basis	11,009,908	6,361,255		12,983,385	(15.20)

Operating Income	Specified Quarter	241,485	752,431	(67.91)	1,081,025	(77.66)
	Cumulative Basis	993,916	752,431		1,697,951	(41.46)

Income before	Specified Quarter	256,384	759,582	(66.25)	1,067,453	(75.98)
Income Tax Expense	Cumulative Basis	1,015,966	759,582		1,689,991	(39.88)

Net Income**	Specified Quarter	220,501	592,303	(62.77)	765,266	(71.19)
	Cumulative Basis	812,804	592,303		1,237,213	(34.30)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss, share of profits of jointly controlled entities and associates and other operating income.

**	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.